MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

November 21, 2005

3.	News Release

A news release dated November 21, 2005, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on November 21, 2005 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On November 21, 2005, TransGlobe announced a new oil zone was successfully appraised on Block S-1 in the Republic of Yemen.

An Nagyah #18 was completed as the first producing Lower Lam B oil well. The well commenced drilling on October 18, 2005, and adds a new oil zone and additional reserves to the An Nagyah field. It is expected that an additional one to two horizontal wells will be required to completely develop the Lower Lam B pool.

The drilling rig is now moving to the next drilling location at Hatat #1. The Hatat #1 well is an exploration well to test a fractured Basement prospect in the An Naeem area, approximately 22 kilometers north north-west of An Nagyah.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

November 21, 2005

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SUCCESSFUL APPRAISAL WELL IN YEMEN

TSX: “TGL” & AMEX: “TGA”

Calgary, Alberta, Monday, November 21, 2005 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce a new oil zone was successfully appraised on Block S-1 in the Republic of Yemen.

Block S-1, Yemen (25.0% working interest)
An Nagyah #18 was completed as the first producing Lower Lam B oil well after flowing at a stabilized rate of 1,300 barrels of light (43 degree API) oil per day and 838 thousand cubic feet of gas per day on a 48/64 inch choke. The well commenced drilling on October 18, 2005 and reached a total depth of 2020 meters, with a 780 meter horizontal section.

The Lower Lam B formation is found below the main Lam A producing horizon in the An Nagyah field. The An Nagyah #18 well adds a new oil zone and additional reserves to the An Nagyah field. It is expected that an additional one to two horizontal wells will be required to completely develop the Lower Lam B pool.

The An Nagyah #18 well is connected to the An Nagyah facilities with a temporary pipeline to enable production to continue until a permanent flow line is constructed.

The drilling rig is now moving to the next drilling location at Hatat #1. The Hatat #1 well is an exploration well to test a fractured Basement prospect in the An Naeem area, approximately 22 kilometers north north-west of An Nagyah.

TransGlobe is a growth oriented international exploration and production company with its corporate office in Calgary, Alberta, Canada. TransGlobe is well positioned for continued growth with interests in three production sharing agreements in the Republic of Yemen (two producing, one exploration), one exploration concession in the Arab Republic of Egypt and producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.
Executive Offices:
Ross G. Clarkson,	#2500, 605 – 5th Avenue, S.W.,
President & CEO	Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com